Hudson's Grill International, Inc.   For Immediate Release
16970 Dallas Parkway   Contact: Robert Fischer
Suite 402   Telephone: 214-361-7301
Dallas, Texas 75248-1928   e-mail: getinfo@hudsonsgrill.com

Hudson's Grill is Cleared for OTC Bulletin Board Trading and Reports a Fire at its Wausau Franchisee's Restaurant

Friday, May 4, 2001

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that it was informed by Wien Securities Corp. that NASD Regulation, Inc. had cleared Wien to make an unpriced quotation on the OTC Bulletin Board for the Company's common stock. If Wien decides to enter a priced quotation in the Company's stock, then Wien can supplement its filing with the NASD. The Company believes that Wien will want to enter a priced quotation in the Company's stock and thus supplement its filing, and according to the NASD, Wien will be able to enter prices in a quotations medium three days after filing the submission. Wien will then be able to make a market in the Company's Class A common stock.

The Company also reports that its Wausau, Wisconsin, franchisee has closed its Hudson's Grill due to a fire in the restaurant's kitchen that occurred on May 1, 2001. The franchisee expects to be closed for repairs and rebuilding for about two months. Prior to its closing for repairs, the Wausau franchisee produced the largest sales volume of any Hudson's Grill restaurant. Its royalty payments exceeded 20% of the sales revenue of the Company over the last four months. The Company expects a substantial decrease in its cash flow and profits over the next several months while the Wausau franchisee rebuilds its restaurant.

Hudson's Grill International is a public company, but it is not currently being actively traded and will remain so until a market maker begins a market in its stock, which, if the above market maker requests pricing, should begin shortly. Once established, the company's class A common shares will be traded over the counter on the bulletin board under the NASD symbol HGII or HGIIA.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."